UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact January | 2025

Azul Announces Successful Issuance of US$525 million in

Superpriority Notes due 2030 and Settlement of Exchange Offers

São Paulo, January 28, 2025 – Azul S.A. (“Azul” or “Company”) (B3: AZUL4, NYSE: AZUL) today announces the closing of the previously announced offering of US$525 million in aggregate principal amount of Floating Rate Superpriority Notes due 2030 (“Superpriority Notes”) issued by Azul Secured Finance LLP (the “Issuer”) and the settlement of its previously announced exchange offers and solicitations of consents (“Exchange Offers”).

Azul has entered into binding definitive agreements with lessors, OEMs and other suppliers, enhancing cash flow by over US$150 million in the short term, with additional cash flow improvements of over US$300 million across 2025, 2026 and 2027. By achieving these results, Azul was able to access the full proceeds of the Superpriority Notes, including the US$100 million which had previously been reserved pending satisfaction of such conditions. Azul also provided information on the agreements reached with its lessors and OEMs in the Material Fact published today, available at https://api.mziq.com/mzfilemanager/v2/d/ed78542a-4e01-429a-8926-03d69ccfa307/3990ff15-cc45-0041-b609-03b8965936f3?origin=2.

Superpriority Notes

The Superpriority Notes were issued in the principal amount of US$525 million, the proceeds of which were used in part to fund the repayment of the US$150 million funding provided on October 30, 2024 plus certain fees and accrued interest.

The Superiority Notes were issued on a private placement basis to a group of noteholders and holders of convertible debentures which had entered into a transaction support agreement with Azul as previously announced, as well as certain other existing noteholders. The Superpriority Notes are guaranteed by Azul, Azul Linhas Aéreas Brasileiras S.A. and substantially all of Azul’s other subsidiaries (collectively, the “Guarantors”). The Superpriority Notes are secured on a superpriority basis by a shared collateral package prior to payments on the New Exchange Notes (as defined below) and certain other debt and obligations of Azul pursuant to priorities established under an intercreditor agreement.

Exchange Offers

In exchange for the existing notes subject to the Exchange Offer (the “Existing Notes”), the Issuer has today issued (i) US$1,048,839,283 in principal amount of 11.930% Senior Secured First Out Notes due 2028 (“New 2028 Notes”), (ii) US$238,015,202 in principal amount of 11.500% Senior Secured Second Out Notes due 2029 (“New 2029 Notes”), and (iii) US$546,620,501 in principal amount of 10.875% Senior Secured Second Out Notes due 2030 (“New 2030 Notes” and, together with the New 2028 Notes and the New 2029 Notes, the “New Exchange Notes”).

The New Exchange Notes are guaranteed by the Guarantors. The New 2028 Notes are secured on a “first out” basis after payments on the Superpriority Notes but prior to payments on the New 2029 Notes or the New 2030 Notes, among other debt and other obligations, pursuant to priorities established under an intercreditor agreement. The New 2029 Notes and the New 2030 Notes are secured on a “second out” basis after payments on the Superpriority Notes and the New 2028 Notes, among other debt and other obligations, pursuant to priorities established under an intercreditor agreement.

In addition, Azul has today entered into supplemental indentures to amend the terms of the Existing Notes pursuant to its solicitation of consents to eliminate substantially all of the restrictive covenants, events of default and related provisions in the Existing Notes and to release the collateral securing the Existing Notes.

Equitization

The terms of the New Exchange Notes provide that the New Exchange Notes shall be mandatorily partially equitized into preferred shares (including represented by ADRs) as follows:

•	35.0% of the principal amount of the New Exchange Notes shall be equitized no later than April 30, 2025; and
•	12.5% of the principal amount of the New Exchange Notes shall be equitized upon completion of an equity offering raising net proceeds of at least US$200 million.

Material Fact January | 2025

The remaining 52.5% of the principal amount of the New Exchange Notes shall be exchanged no later than April 30, 2025 (subject to extension if required) into new exchangeable notes due 2030 with interest at a rate of 4.0% cash plus 6.0% PIK.

Execution of the Shareholder Support Agreement

On this date, David Gary Neeleman, Saleb II Founder 1 LLC, TRIP Participações S.A.,TRIP Investimentos Ltda., Rio Novo Locações Ltda., and, as intervening and consenting party, Azul, have entered into a Shareholder Support Agreement, providing for, among other covenants, such shareholders’ support to the Company’s previously announced restructuring as described in the transaction support agreement referred above and the terms and conditions of the Company’s future governance arrangements (“Shareholder Support Agreement”), which was filed in the Azul’s head office for the purposes of Art. 118 of the Brazilian Corporate Law.

The Company informs that the Shareholder Support Agreement and its schedules are available on the Azul´s Investor Relations website (https://ri.voeazul.com.br/en).

Important Notes

This communication is for information purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction. This communication is not and shall not constitute (i) an offer to buy, or a solicitation of an offer to sell, the Existing Notes or any other securities, (ii) the solicitation of consents from any holders of the Existing Notes or any other securities, or (iii) an offer to sell, or the solicitation of an offer to buy, the New Exchange Notes, the Superpriority Notes or any other securities (together, “Securities”).

There shall be no offering or sale of Securities, and no solicitation of consents from any holders of the Existing Notes or any other Securities, in any jurisdiction in which such offer, sale or solicitation would be unlawful. Any offer or solicitation will only be made pursuant to a separate disclosure or solicitation document and only to such persons and in such jurisdictions as permitted under applicable law. The offering of any Securities has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). No Securities may be offered or sold absent registration under the Securities Act or pursuant to an offer or sale under one or more exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Securities have not been and will not be issued or placed, distributed, offered or traded in the Brazilian capital markets. The issuance of the Securities has not been nor will the relevant Securities be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of any Securities in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the offering of the relevant Securities, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the relevant Securities will not be a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the relevant Securities to the public in Brazil. The relevant Securities will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities, including the potential impacts of the material transactions referred to in this communication. Although we believe that any forward-looking statements are based upon reasonable assumptions in light of information currently available to us, any such forward-looking statements are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 and any other cautionary statements which may be made or referred to in connection with any such forward-looking statements.

Material Fact January | 2025

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards.

For more information visit https://ri.voeazul.com.br/en.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 28, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer